Exhibit 99.1
Caesarstone Reports Third Quarter 2018 Results

•	Revenues of $147.7 million; Down 1.9% on a Constant Currency Basis
•	Net Income of $10.6 Million and Diluted EPS of $0.31
•	Adjusted EBITDA of $21.6 Million
•	Revises Full Year 2018 Outlook on Softer than Anticipated Second Half Revenues
•	Declares a Third Quarter Dividend of $0.15 Per Share

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a leading global developer and manufacturer of high quality engineered quartz surfaces, today reported financial results for its third quarter ended September 30, 2018.

Yuval Dagim, Chief Executive Officer, commented, “Our third quarter and year-to-date results do not reflect the significant potential of Caesarstone’s global market leading position and innovative product offering. We are taking steps to create a more seamless global operating model and bring the right talent to our organization at all levels. We are working to enhance our go-to-market approach by streamlining processes, time to market and decision-making processes. These factors, along with our deeper emphasis on health, safety and discipline, are critical to the ongoing evolution of our Company’s culture. Moving into 2019, we expect to better capitalize on market opportunities as we implement a steady stream of best practices and refine our strategy.”

Ophir Yakovian, Chief Financial Officer, added, “We delivered better than expected third quarter gross margin and Adjusted EBITDA despite lower than expected revenue. Third quarter revenues were mainly impacted by currency headwinds and challenging market conditions, which we expect to continue into the fourth quarter. While we are encouraged by the long-term benefit of recent preliminary tariffs on U.S. imports of quartz countertops from China, we are cautious on the near-term impact of the tariff given a surge in 2018 pre-buy activity that may keep U.S. inventory levels temporarily elevated, along with the undetermined effect on supply outside the U.S.  Therefore, we are moderating our expectations for the full year 2018 and focusing on a range of improvements to better position our Company for success in 2019.”

Revenue in the third quarter of 2018 was $147.7 million, down 4.5% compared to $154.7 million in the same period in the prior year. On a constant currency basis, third quarter revenue decreased by 1.9% year-over-year with stable performance in the U.S. and sales improvement in Canada and Europe more than offset by softer performance in Israel, Australia and Rest of the World.

Gross margin in the third quarter was 29.6% compared to 32.1% in the same period in the prior year. The decrease in margin was expected and primarily reflects foreign exchange headwinds, increased product complexity and other manufacturing challenges in Israel, along with inventory and logistics inefficiencies and higher raw material costs. These factors were partly offset by a significant improvement in manufacturing performance at the Company’s U.S. manufacturing facility.

Operating expenses in the third quarter were $29.7 million, or 20.1% of revenue, compared to $38.7 million, or 25.0% of revenue, in the same quarter last year. Excluding legal settlements and loss contingencies, operating expenses decreased to 20.3% of revenue, compared to 21.3% in the prior year third quarter mainly due to lower marketing and sales expenses.

Operating income in the third quarter was $14.0 million, a margin of 9.5%, compared to $11.0 million, a margin of 7.1%, in the same quarter last year.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $21.6 million in the third quarter of 2018, representing a margin of 14.6%. This compares to adjusted EBITDA of $25.6 million in the prior year’s third quarter, representing a margin of 16.5%. This year-over-year margin comparison primarily reflects the lower gross margin partly offset by lower operating expenses, as described above.

Finance expenses in the third quarter were $1.6 million, essentially flat compared to the same period in the prior year.

The Company reported net income attributable to controlling interest for the third quarter of 2018 of $10.5 million compared to income of $6.9 million in the same quarter in the prior year. Diluted net income per share for the third quarter was $0.31 compared to $0.19 in the prior year's third quarter.  Adjusted diluted net income per share for the third quarter was $0.31 on 34.5 million shares compared to $0.37 on 34.5 million shares in prior year third quarter.

The Company's balance sheet as of September 30, 2018 remained strong, including cash, cash equivalents and short-term bank deposits of $85.3 million.

Dividend

The Company declared a dividend of $0.15 per share for the third quarter of 2018 to be paid on December 12, 2018 to shareholders of record as of November 21, 2018. The dividend payment is subject to withholding tax of 20%.

Outlook

The Company now expects 2018 revenue to be in the range of $572 million to $578 million, primarily attributable to adverse currency exchange impacts, softer than anticipated market conditions and a more competitive environment in the second half of 2018. Based on the revised revenue outlook, the Company now expects adjusted EBITDA in 2018 to be at the low end of its previously provided range of $74 million to $82 million, with moderated revenue expectations partly offset by cost-saving actions.

Conference Call Details

The Company will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-800-263-0877 or +1-646-828-8143 (international). The toll-free Israeli number is 1 80 921 2883. Upon dialing in, please request to join the Caesarstone Third Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 3980796. The replay will be available beginning at 11:30 a.m. ET on Wednesday, November 7, 2018 and will last through 11:59 p.m. ET on Wednesday, November 14, 2018.

About Caesarstone

Caesarstone designs, develops and manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Metropolitan and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and other claims; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
Rodny Nacier
Managing Director
ICR, Inc.
+1 (646) 277-1237
rodny.nacier@icrinc.com

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$85,291	$138,707
Trade receivables, net	78,980	73,267
Other accounts receivable and prepaid expenses	44,462	33,053
Inventories	158,786	132,940

Total current assets	367,519	377,967

LONG-TERM ASSETS:

Severance pay fund	3,815	3,887
Other long-term receivables	5,622	8,502
Deferred tax assets, net	6,275	3,965
Long-term deposits and prepaid expenses	2,851	2,743
Property, plant and equipment, net	210,179	216,653
Other intangibles assets	517	2,241
Goodwill	35,670	37,029

Total long-term assets	264,929	275,020

Total assets	$632,448	$652,987

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$2,556	$4,191
Trade payables	51,698	64,021
Related party and other loan	3,204	3,463
Short term legal settlements and loss contingencies	13,769	25,782
Accrued expenses and other liabilities	30,801	30,000

Total current liabilities	102,028	127,457

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	7,491	8,336
Legal settlements and loss contingencies long-term	25,004	23,454
Accrued severance pay	4,991	5,556
Long-term warranty provision	1,240	1,151
Deferred tax liabilities, net	-	657

Total long-term liabilities	38,726	39,154

REDEEMABLE NON-CONTROLLING INTEREST	15,275	16,481

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	152,834	151,880
Accumulated other comprehensive (loss) income	(1,773)	683
Retained earnings	364,417	356,391

Total equity	476,419	469,895

Total liabilities and equity	$632,448	$652,987

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$147,689	$154,682	$432,990	$440,007
Cost of revenues	103,918	104,964	306,646	289,127

Gross profit	43,771	49,718	126,344	150,880

Operating expenses:
Research and development	863	1,099	2,504	2,913
Marketing and selling	18,584	20,600	57,193	61,374
General and administrative	10,466	11,288	32,914	33,320
Legal settlements and loss contingencies, net	(172)	5,727	5,001	7,818

Total operating expenses	29,741	38,714	97,612	105,425

Operating income	14,030	11,004	28,732	45,455
Finance expenses, net	1,551	1,594	1,542	4,509

Income before taxes on income	12,479	9,410	27,190	40,946
Taxes on income	1,892	1,968	4,106	7,367

Net income	$10,587	$7,442	$23,084	$33,579

Net loss attributable to non-controlling interest	(51)	(499)	(45)	(992)
Net income attributable to controlling interest	$10,536	$6,943	$23,039	$32,587
Basic net income per ordinary share (*)	$0.31	$0.19	$0.67	$0.92
Diluted net income per ordinary share (*)	$0.31	$0.19	$0.67	$0.92
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,362,673	34,338,953	34,355,838	34,332,715
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,394,808	34,397,880	34,397,572	34,398,587

(*) The numerator for the calculation of net income per share for the three and nine months ended September 30, 2018 and 2017 has been increased by approximately $0.1 million and $0.1 million and reduced by approximately $0.5 million and $1 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2018	2017
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income	$23,084	$33,579
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,538	22,417
Share-based compensation expense	933	3,889
Accrued severance pay, net	(475)	600
Changes in deferred tax, net	(3,061)	(3,535)
Capital loss (income)	73	(7)
Legal settlemnets and loss contingencies, net	5,001	7,818
Increase in trade receivables	(7,855)	(8,938)
Increase in other accounts receivable and prepaid expenses	(8,930)	(3,433)
Increase in inventories	(29,227)	(16,483)
Increase (decrease) in trade payables	(16,234)	6,594
Increase in warranty provision	212	197
Increase (decrease) in accrued expenses and other liabilities including related party	(6,571)	6,085

Net cash provided by (used in) operating activities	(21,512)	48,783

Cash flows from investing activities:

Purchase of property, plant and equipment	(13,702)	(15,775)
Proceeds from sale of property, plant and equipment	6	10
Decrease (increase) in long term deposits	(224)	(99)

Net cash used in investing activities (*)	(13,920)	(15,864)

Cash flows from financing activities:

Dividend paid	(15,114)	-
Dividend paid by subsidiary to non-controlling interest	(559)	-
Changes in short-term bank credit and loans, net	(1,219)	(2,325)
Repayment of a financing leaseback related to Bar-Lev transaction	(877)	(873)

Net cash used in financing activities	(17,769)	(3,198)

Effect of exchange rate differences on cash and cash equivalents	(215)	479

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(53,416)	30,200
Cash and cash equivalents and short-term bank deposits at beginning of the period	138,707	106,270

Cash and cash equivalents and short-term bank deposits at end of the period	$85,291	$136,470

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(31)	(395)

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$10,587	$7,442	$23,084	$33,579
Finance expenses, net	1,551	1,594	1,542	4,509
Taxes on income	1,892	1,968	4,106	7,367
Depreciation and amortization	7,156	7,476	21,538	22,417
Legal settlements and loss contingencies, net (a)	(172)	5,727	5,001	7,818
Share-based compensation expense (b)	541	1,368	933	3,889
Provision for employees fringe benefits (c)	-	-	-	(114)
Non-recurring items (d)	-	-	1,157	-
Adjusted EBITDA (Non-GAAP)	$21,555	$25,575	$57,361	$79,465

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.

(b)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

(d)	Relates mainly to a relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$10,536	$6,943	$23,039	$32,587
Legal settlements and loss contingencies, net (a)	(172)	5,727	5,001	7,818
Share-based compensation expense (b)	541	1,368	933	3,889
Provision for employees fringe benefits (c)	-	-	-	(114)
Non-recurring items (d)	-	-	1,157	-
Total adjustments	369	7,095	7,091	11,593
Less tax on non-tax adjustments (e)	59	1,316	1,071	2,086
Total adjustments after tax	310	5,779	6,020	9,507

Adjusted net income attributable to controlling interest (Non-GAAP)	$10,846	$12,722	$29,059	$42,094
Adjusted diluted EPS (f)	$0.31	$0.37	$0.84	$1.22

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.

(b)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

(d)	Relates mainly to a relocation expenses of Caesarstone USA headquarters (Company's subsidiary).
(e)	Tax adjustments for the three and nine months ended September 30, 2018 and 2017 were based on the effective tax rates for these periods, respectively.

(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

USA	$61,933	$61,877	$179,041	$184,729
Australia (incl. New Zealand)	33,968	37,109	97,603	100,896
Canada	25,140	25,566	75,844	73,160
Israel	9,709	12,012	30,625	34,556
Europe	9,170	8,955	25,735	22,298
Rest of World	7,769	9,163	24,142	24,368
	$147,689	$154,682	$432,990	$440,007